UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-10582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota 55436-1097

Alliant Techsystems Inc. 401(k)
Plan Subject to Collective
Bargaining Agreement

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO COLLECTIVE
BARGAINING AGREEMENT

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS
OF FORM 5500 AS OF DECEMBER 31, 2005—	10

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants in the Alliant Techsystems Inc.
401(k) Plan
Subject to Collective Bargaining Agreement:

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 23, 2006

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments held by Master Trust—fair value (Note 6):
Participant-directed investments	$59,887,579	$60,863,249
Nonparticipant-directed investments (Note 3)	13,516,571	12,296,581

Total investments	73,404,150	73,159,830

Participant loans	2,601,840	2,206,659
Employer contributions receivable	146,707	137,769

NET ASSETS AVAILABLE FOR BENEFITS	$76,152,697	$75,504,258

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO
COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$75,504,258	$73,373,009

CONTRIBUTIONS:
Participant contributions	3,400,824	3,720,393
Employer contributions	1,218,843	1,170,943

Total contributions	4,619,667	4,891,336

INVESTMENT INCOME FROM MASTER TRUST:
Dividends	2,118,429	1,376,814
Net appreciation in fair value of investments	4,194,384	4,838,666

Total investment income	6,312,813	6,215,480

INTEREST INCOME FROM PARTICIPANT LOANS	120,288	102,255

TRANSFERS BETWEEN PARTICIPATING PLANS—Net	85,272	(145,567)

DEDUCTIONS:
Distributions to participants	10,467,767	8,911,459
Trustee and administrative fees	21,834	20,796

Total deductions	10,489,601	8,932,255

NET ADDITIONS	648,439	2,131,249

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$76,152,697	$75,504,258

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO COLLECTIVE
BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.      PLAN DESCRIPTION

The following description of the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information—The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to the Alliant Techsystems Inc. (the “Company”) employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company has management and administrative responsibility for the Plan.

401(k) Master Trust Agreement—The Company has established a 401(k) Master Trust (the “Trust”) to serve as the funding medium for the Plan and the Alliant Techsystems Inc. 401(k) Plan (the “Participating Plans”). The Plan’s equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Trust was approximately 5% and 6%, respectively. Fidelity Management Trust Company serves as the trustee of the Plan.

Participation—Each employee of the Company classified as regular full-time or regular part-time who is employed under a collective bargaining agreement which provides for participation in the Plan, except a person employed by an excluded business unit, automatically becomes a participant on the date of hire by the sponsor or transfer into the Plan. Effective January 1, 2003, temporary employees became eligible to participate in the Plan after a required amount of service has been met.

Contributions—The following contributions are made to the Plan:

a.                      The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants, who designate pretax contributions. The maximum contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines. Contributions are also limited to the lesser of $42,000 or 100% of the participant’s pay for a plan year. The Plan also allows the participants to make after-tax contributions and the Company can make supplemental discretionary contributions.

b.                     Participants who have received a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer all or a part of such distribution to their accounts in the Plan.

c.                      The Company contributes a matching contribution of 50% of the first 6% of compensation unless directed differently in the applicable collective bargaining agreement.

Participant Accounts—Each participant’s account is credited with their contribution and portion of the Company’s match and is charged with their withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. The Company may also pay certain plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—All participants are 100% vested in their individual accounts attributable to their contributions and to company contributions at all times.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment and fund from (to) the loan fund. Loan terms range from 1 to 5 years, except loans for the purchase of a primary residence, which range from 1 to 10 years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on the prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Distributions—On termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account (“IRA”) feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment.

Transfers Between Participating Plans—Transfers between plans represent movement of participant accounts between the Participating Plans, for participants whose union or nonunion status changed during the year.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in Alliant Techsystems Inc. common stock. The Plan currently offers over twenty mutual funds and one common stock fund as investment options for participants.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments are stated at market value, which is generally determined by quoted market prices. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Participant loans are valued at the outstanding loan balance.

Payment of Benefits—Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the Code’s limits.

3.      NONPARTICIPANT-DIRECTED INVESTMENTS

Except for members of the Janesville UAW bargaining unit (whose company matches are participant-directed) and Teamsters Local 1145 in Minneapolis, Minnesota (whose members do not receive a matching contribution), the Plan sponsor contributes 100% of the Company match into the Alliant Techsystems Inc. Stock Fund (“ATK Stock Fund”), an investment option under the Plan. For participants who are active employees, the Company match that is contributed to the ATK Stock Fund is nonparticipant-directed. However, the Plan, as amended in 2002 and 2003, allows these participants to move 100% of their investments in their company matching account out of company stock and into any other investment options available under the Plan the day after the nonparticipant-directed contribution is made. For those participants who have terminated employment from Alliant Techsystems Inc. and all of its affiliates, the Plan, as amended in 2002, permits these participants to change investment in their company matching account out of company stock to any other investment options available under the Plan.

The changes in net assets available for the Plan’s portion of the ATK Stock Fund for the years ended December 31, 2005 and 2004, are as follows:

	ATK Stock Fund
	(Nonparticipant Directed)
	2005	2004

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$12,434,350	$11,269,566

CONTRIBUTIONS:
Participant contributions	239,510	234,407
Employer contributions	1,193,663	1,122,562

Total contributions	1,433,173	1,356,969

INVESTMENT INCOME (LOSS):
Interest—net	15,115	11,446
Net appreciation (depreciation) in fair value of investments	1,971,598	1,424,177

Total investment income (loss)	1,986,713	1,435,623

TRANSFERS BETWEEN PARTICIPATING PLANS—Net	129,214	(43,937)

EXCHANGES—Net	(1,214,056)	(830,309)

PARTICIPANT LOANS:
Repayments	111,695	92,207
Distributions	(190,120)	(175,153)

Total participant loans	(78,425)	(82,946)

DEDUCTIONS:
Distributions to participants	1,016,014	659,859
Trustee and administrative fees	11,678	10,757

Total deductions	1,027,692	670,616

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$13,663,277	$12,434,350

4.      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

5.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

6.      401(k) MASTER TRUST AGREEMENT

The fair values of investments of the Trust as of December 31, 2005 and 2004, is presented as follows:

	2005	2004

Investments—at fair value:
Short-term investment fund	$304,657,021	$309,208,566
Income funds	42,911,916	38,708,656
Growth and income funds	376,264,644	366,855,468
Growth funds	408,247,224	317,932,944
International funds	72,582,406	52,928,501
Alliant Techsystems Inc. Stock Fund	219,126,217	181,589,699

	$1,423,789,428	$1,267,223,834

Alliant Techsystems Inc. 401(k) Plan	$1,350,385,278	$1,194,064,004
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement	73,404,150	73,159,830

	$1,423,789,428	$1,267,223,834

Investment income (loss) for the Trust for the years ended December 31, 2005 and 2004, is as follows:

	2005	2004

Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Income funds	$(946,678)	$(173,501)
Growth and income funds	9,362,597	28,125,915
Growth funds	29,739,192	33,382,130
International funds	8,151,983	7,749,827
Alliant Techsystems Inc. Stock Fund	30,158,497	21,257,683
Alcoa Stock Fund	—	25,156

	76,465,591	90,367,210

Interest	39,109	1,633
Dividends	44,754,656	28,309,159

	$121,259,356	$118,678,002

Alliant Techsystems Inc. 401(k) Plan	$114,946,543	$112,462,522
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement	6,312,813	6,215,480

	$121,259,356	$118,678,002

7.      RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 264,979 and 279,404 units, respectively, of common stock of Alliant Techsystems Inc., the sponsoring employer, with a cost value of $7,653,237 and $7,394,287, respectively. During the years ended December 31, 2005 and 2004, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

The above transactions are exempt party-in-interest transactions.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO COLLECTIVE BARGAINING AGREEMENT
(EIN #41-1672694) (Plan No. 004)

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (Held at End of Year)
AS OF DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Assets	Cost	Current Value

Various participants*	Participant loans (maturing 1/3/06 to 9/28/15 at interest rates of 5.0% to 10.5%)	**	$2,601,840

Total			$2,601,840

*                    Party-in-interest.

**             Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan Subject to
Collective Bargaining Agreement

By:	ALLIANT TECHSYSTEMS INC.
As Plan Administrator of the
Alliant Techsystems Inc. 401(k) Plan
Subject to Collective Bargaining
Agreement

By:	/s/ John L. Shroyer
Name:	John L. Shroyer
Title:	Senior Vice President and Chief Financial
Officer of Alliant Techsystems Inc.

Date:  June 28, 2006